Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, New York 14086
Tel.:  (716) 684-8060

March 12, 2013

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	Ecology and Environment, Inc.
Form 10-K for the Year ended July 31, 2012
Filed November 14, 2012
Form 10-Q for the Quarter ended October 31, 2012
Filed December 19, 2012
File No. 1-9065

Dear Mr. Decker:

Following is Ecology and Environment, Inc.'s, ("E & E", or the "Company"), response to your comments made in the letter dated February 19, 2013. We have addressed your questions in the order in which they were asked and referenced our responses to your numbered comments.

Form 10-K for the Year Ended July 31, 2012

Item 1-Business, page 4

1.	In future filings, please detail the costs and effects of compliance with environmental laws on your company.
See Item 101(h)(4)(xi) of Regulation S-K.

There are no costs and effects of compliance with environmental laws on the Company to be disclosed. E & E is in the business of helping other companies with their environmental cost and compliance issues. E & E will disclose the costs and effects of compliance with environmental laws should it become a factor to our business.

Corporate Governance/Security Exchange Rules, page 10

2.    In future filings, rather than indicating that the company believes a management group holds more than 50% of the voting power, please state clearly whether such a group does or does not in fact exist, particularly in light of the company's certification to NASDAQ that such a group is extant.

In future filings of the Company's Annual Report on Form 10-K and in its Proxy Statement in the section entitled "Corporate Governance/Security Exchange Rules", the reference to a group of persons who hold 50 percent of the voting power of the Company relative to the Company's status as a "controlled company" will be stated that such group does in fact exist consistent with the Company's certification to NASDAQ.

Risk Factors, page 11

The Company must be able to accurately estimate and control contract costs to prevent losses on contracts, page 12

3.	Given the differing risks involved under each of the three basic types of contracts you have with your clients, in future filings please disclose here and in Management's Discussion and Analysis the amount of revenues earned under each type of contract for each period presented.

In future filings, E & E will disclose in both Risk Factors and the Management's Discussion and Analysis (MD&A) the amount of revenue earned under each of the three types of contracts for each period presented.

Item 5 – Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

4.	Please note that per both Item 5(c) of Form 10-K and Item 703(a) of Regulation S-K, disclosures of repurchases of stock must be disclosed on a month-by-month basis. Please format your tables accordingly in future filings.

In future filings, E & E will disclose repurchases of stock on a month-by-month basis.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

5.	Please consider revising this section in future filings to make it more accessible to your readers. In particular, your discussion of the results of operations may be strongly improved through the use of charts presenting clearly the financial statistics you discuss in your narrative as well as a more fulsome narrative discussion of the reasons for changes in your results of operations from period to period. Similarly, an introductory section to MD&A may help to give the following information greater impact through the introduction of valuable context. Please see Section III.A of SEC Release 33.8350.

In future filings, E & E will consider the use of charts or tables, where appropriate, to enhance the context of the narrative discussion. We will also insert an introductory section to the MD&A.

6.	Your MD&A contains extensive discussion of past performance with minimal corresponding disclosure on prospective developments and strategies. There are many portions of MD&A where you indicate plans for the further development of your business, but you do not elaborate. For example, under the subheading "changes in Corporate Entities" an apparent trend towards increasing your holdings in your subsidiaries was demonstrated and repeated in your recently filed Form 10-Q. Yet, you provide no indication of management's intent to continue these capital purchases. Please refer to Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K when preparing your future filings.

In future filings, E & E will consider inclusion of forward-looking commentary regarding strategies and prospective developments, where deemed appropriate, and where such information would not be considered to be highly confidential or sensitive in terms of competitive advantage. However, referencing your example, although E & E has purchased additional ownership shares in some of its subsidiaries, E & E has no predetermined plan to acquire additional shares of our subsidiaries' capital. The material purchases have been the result of the retirement of significant owners of the non-controlling interest. E & E evaluates each of these opportunities on a case by case basis to see if such a purchase makes strategic sense at that point in time.

Liquidity and Capital Resources, page 17

7.	Given your significant foreign operations, please enhance your liquidity disclosure in future filings to address the following:
•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of July 31, 2012;
•
Discuss the fact that if the foreign cash and cash equivalents and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.  Please show us supplementally what the revised disclosures will look like.

In future filings, E & E will disclose the amount of foreign cash and cash equivalents on hand at period-end as compared to the total cash and cash equivalents. The following is a sample disclosure at July 31, 2012:

At July 31, 2012, there was total cash and cash equivalents available of $10.5 million, of which $4.5 million was in the U.S. and $6.0 million was in foreign operations. There are sufficient funds available from cash and available lines of credit in the domestic companies to fund the U. S. operations. The Company intends to permanently reinvest the foreign amounts into opportunities outside the U.S.  If the foreign cash and cash equivalents were needed to fund domestic operations, the Company would be required to accrue and pay taxes on any amounts repatriated.

8.	We note your $12.3 million of borrowings against your line of credit during fiscal year 2012 and the additional increase in borrowings to $14.5 million as of October 31, 2012. In light of your 8% decrease in revenues from 2011 to 2012 and the resulting very significant (66%) decrease in income before taxes and your continued negative trends into the first quarter of fiscal year 2013, in future filings please significantly expand your Management's Discussion and Analysis to address management's plans with regard to these negative operating trends.

In future filings, E & E will discuss any negative trends and its plan with regard to those trends. Referencing your example cited in the letter regarding increased borrowings, the increases were due to slow paying receivables mainly in the Middle East. This was disclosed in Footnote #4 Contract Receivables as $14.5 million outstanding from organizations in Kuwait. The company subsequently collected $7.1 million of these receivables in January 2013.

Item 8 – Financial Statements and Supplementary Data, page 22

General

9.	Please disclose in future filings the accumulated balances for each component of accumulated other comprehensive income. See FASB ASC 220-10-45-14.

In future filings, E & E will disclose in a separate footnote the changes in the balance of each component of accumulated other comprehensive income.

Consolidated Statement of Cash Flows, page 26

10.	With reference to ASC 230-10-50-3 through 230-10-50-6, please address the appropriateness of presenting changes in accounts payable due to purchase of equipment within your cash flows provided by (used in) investing activities rather than as a noncash investing activity. Also, please reconcile the increase (decrease) in accounts payable and the change in accounts payable due to purchase of equipment to the change in the accounts payable balance sheet account for each period presented.

The Company understands the importance of properly identifying the impact of non-cash items and the fact that these items should be excluded from the Company's consolidated statements of cash flow.  The Company has not historically had significant capital expenditures for any period; however, we incurred large capital expenditures in the periods under review principally for a system implementation.  We purposefully removed the effect of the change in accounts payable related to this expenditure contained within the cash flow from operating activities section of the consolidated statements of cash flow and presented the amount prominently within the cash flow from investing activities section of the consolidated statements of cash flow.  We did this with the understanding that this activity directly correlated to the line item for Purchases of Property and Equipment. Our intent was to present the true net cash outlay for the capital expenditure activity within the investing activities section while giving attribution to the amount removed from the operating activities section. The Company does understand the Commission's perspective that the disclosure of this non cash item outside of the consolidated statements of cash flow would have accomplished the same objective.

As such, in future filings, the Company will collapse the amount included on the line item "Change in accounts payable due to purchase of equipment" with the line item "Purchases of property building and equipment" within the cash flows from investing activities section of the consolidated statements of cash flow, and the Company will disclose the amount as a non-cash activity in the footnotes to the consolidated financial statements.

Additionally, you had requested that the Company reconcile the increase (decrease) in accounts payable and the change in accounts payable due to the purchases of equipment to the change in the accounts payable balance sheet account for each period present. The Company completes this reconciliation on a quarterly basis as part of the financial reporting process.

The Company's reconciliation of the change in accounts payable is as follows:

	2012	2011
Accounts Payable- Beginning Balance	$13,097,765	$11,492,390
Accounts Payable- Ending Balance	11,492,602	13,097,765
Change per Consolidated Balance Sheet	$(1,605,163)	$2,234,375

Change in Accounts Payable – Operating	$(1,859,530)	$822,701
ECSI Acquisition	---	49,265
Dividend Accrual- See supplemental disclosure in Footnote 18	1,018,783	148,464
Foreign Currency impact on the preparation of cash flows on a subsidiary basis	(481,345)	260,196
Change in Accounts Payable - Investing	(283,071)	953,749
Total impact per Consolidated Statements of Cash Flows	$(1,605,163)	$2,234,375

Note 8-Income Taxes, page 34

11.	It appears that you generate a significant amount of income from continuing operations before income taxes from locations outside of the United States and a significant portion of your provision (benefit) for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

For the years 2010 through 2012, the majority of our foreign taxes are from operations in Peru, Kuwait and Morocco. Our Peru operations generate the bulk of this amount and their effective tax rate is approximately 30 percent.  The lowest tax rate of any of our foreign operations is in Chile, which has an effective tax rate of approximately 17 percent.  The foreign tax from Chile comprises less than 10 percent of the entire foreign tax expense for the years 2010 through 2012.  The variation in rates in the different countries where we operate, the form of entities as well as the mix of profitable and non-profitable foreign operations all contribute to the approximate 24 percent overall foreign tax rate for the years 2010 through 2012.  There is not a disproportionate amount of taxable income in any country with very low tax rates.

Item 10 – Directors and Executive Officers of the Registrant, page 46

12.	Please furnish the information required by Item 401(e)(1) of Regulation S-K in your future filings. Your attention is directed to your discussion of Mr. Mye, in which you do not discuss what Mr. Mye's occupation or employer was before being appointed to his current positions with your company, as well as of Mr. Gross, in which neither his current position with the state of New York, nor the tenure of his employment with the state, is specified.

Information required by Item 401(e)(1) of Regulation S-K concerning the Company's Directors and Executive Officers will be furnished in the Company's future filings including that information specified in Item 401(e)(1) relative to Messrs. Mye and Gross.

13.	With regard to your statement in the middle of page 47 that "Mr. Butler is independent as that term is used in Item 79(d)(3)(iv) of Schedule 14A of the Securities Exchange Act Regulations," please note that per Item 407(d)(5)(i)(B) of Regulation S-K, the relevant standard for whether the audit committee financial expert is independent is determined under the applicable listing standards. Moreover, there are no subparts to Item 7(d) of Schedule 14A. Please supplementally disclose whether Mr. Butler is independent under the NASDAQ listing standards. In addition, as you do not indicate that Mr. Butler has served as a principal financial or accounting officer, controller, public accountant or auditor, or supervised the same, in future filings please provide the information required by Instruction 2 to Item 407(d)(5) of Regulation S-K.

With respect to the statement that appears on page 47 of the Annual Report on Form 10-K to Mr. Butler's status as an independent director, the reference to the Securities Exchange Act Regulations was incorrectly stated and should have referenced Item 407(d) (5) (i) (B) of Regulation S-K, as well as the applicable rules of the NASDAQ listing standards.  Mr. Butler is independent under the NASDAQ listing standards inasmuch as he is not an employee of the Company nor is there any family relationship between Mr. Butler and any of the Company's five other non-independent directors (Messrs. Neumaier, Silvestro, Strobel, Frank and Gallagher) or any Executive officer of the Company; Messrs. Cellino and Gross are also independent directors under the same standards as Mr. Butler.  For purposes of Item 407(d)(5)(iii)(D), Mr. Butler's other relevant experience is his 38 years as a senior vice president and commercial loan officer of a local bank in the metropolitan Buffalo area and with Key Bank, which work included financial and budgetary analysis until his retirement in 1998.

14.	You state that Mr. Butler is independent, but do not make this assertion for any other directors. Please note that Item 407(a) of Regulation S-K, applicable to Item 13 of Form 10-K, requires that you identify each director that is independent. Please confirm that you have complied with Item 407(a) of Regulation S-K, and he is the only independent director, to the exclusion of Mr. Cellino and Mr. Gross.

Of the eight Directors of the Company, Mr. Butler, together with Ross M. Cellino and Michael C. Gross are independent directors, in that none of them are employees of the Company nor is there any family relationship of any of those three individuals to the Company's other five Directors ( Messrs. Neumaier, Silvestro, Strobel, Frank and Gallagher) or any Executive officer of the Company.

Item 11 – Executive Compensation, page 48

15.	In future filings, please present your summary compensation table in the format mandated by Item 402(n)(2) of Regulation S-K. Please also refer to our letter to you dated February 4, 2010, drawing your attention to issues in the form of the summary compensation table included in your Form 10-K for fiscal year 2009, and to your representation to us on February 18, 2010, that you would ensure that your summary compensation table conforms in form and content to the requirements of Item 402(n) of Regulation S-K.

In future filings, E & E will ensure that its summary compensation table conforms in form and content to the requirements of Item 402(n)(2) of Regulation S-K.

16.	Please note that Item 402(o) of Regulation S-K requires that you provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table. We note that you provide a single sentence. There is no discussion of the terms of the named executive officers' employment agreements. In addition, you state that the company's compensation is designed to ensure compensation "in a manner that is consistent with… competitively based annual and long term performance goals." However, there is no discussion of what benchmarks or peer groups are taken into consideration when such "competitive" goals are formed, nor of what the performance goals consist of or whether such goals were met. Please provide the information required by Item 402(o) in future filings.

In future filings, E & E will provide the information required by Item 402(o).

17.	Please disclose why Gerhard J. Neumaier is included in the summary compensation table and why he is being paid a corporate salary, as your disclosure does not indicate that he is an employee or a senior officer of the company.

Mr. Gerhard Neumaier is both an employee of the Company and Chairman of the Board and thus his salary is properly included.

18.	In future filings please include the information required by Item 402(q) of Regulation S-K.

In future filings, E & E will include the information required by Item 402(q) of regulation S-K regarding the material terms of any plans providing retirement benefits or payments to any named executive officer upon resignation, retirement or other termination.

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 49

19.	Please note that Item 403(a) of Regulation S-K requires that you furnish the information under this heading as of the most recent practicable date. In this filing, you disclose information current as of September 30, 2012, yet the document was filed on November 14, 2012. In future filings please provide the information required by Item 12 of Form 10-K as of an appropriately timely date.

In future filings, E & E will provide information required by Item 12 of Form 10-K as of the most recent practicable date, e.g., as of the last day of the month preceding the date of filing of its Annual Report.

Item 13 – Certain Relationships and Related Transactions, page 51

20.	Please refer to the comment above regarding Item 13 of Form 10-K, and the Item 407(a) of Regulation S-K requirement to list all independent directors.

Item 13 of the Annual Report is being revised to supplement the disclosure contained therein in Form 10-K/A to state pursuant to Item 407(a) of Regulation S-K that the independent directors of the Company consist of Ross M. Cellino, Timothy Butler and Michael C. Gross.

Exhibit 31 – Certifications

21.	Your certifications included in the Forms 10-K and 10-K/A omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file an amendment to your Form 10-K/A to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b). Please note that the Form 10-K/A, at a minimum, should include full Item 9A disclosure as well as the financial statements. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated. Refer to Item 601(b)(31) of Regulation S-K.

E & E will amend its Form 10-K/A at July 31, 2012 to include the full introductory language in paragraph 4 and to include paragraph 4(b). E & E will include Item 8 and Item 9A in its amended Form 10-K filing.

In connection to responding to your comments, we provide the following:

E & E management acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need clarification on any response on this letter, please contact Peter Sorci at 716-684-8060.

Sincerely,

/s/ H. John Mye III
H. John Mye III
Vice President
Principal Financial and Accounting Officer